FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – OCTOBER 15, 2009

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR OCTOBER AT $0.12 PER UNIT

CALGARY, ALBERTA (October 15, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.12 per trust unit in respect of October operations will be paid on November 16, 2009 to unitholders of record on October 30, 2009. The ex-distribution date is October 28, 2009.

The U.S. dollar equivalent distribution amount is approximately US$0.1166 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9716. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $1.44 represents a cash-on-cash yield of approximately 5.3% based on the closing price of Baytex trust units of $27.08 on the TSX on October 14, 2009.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO                                                                                                 Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer                                                                                         Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations Representative                                                                      Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca